F. Mitchell Walker, Jr. phone: (615) 742-6275 fax: (615) 742-2775 e-mail: mwalker@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

August 23, 2012

Via EDGAR Mellissa Campbell Duru, Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	J. Alexander’s Corporation Schedule 14D-9

Dear Ms. Duru:

Enclosed herewith is a copy of the class action complaint, Advanced Advisors v. J. Alexander’s Corporation et al., which is being furnished to the Commission on a supplemental basis.

Sincerely,

/s/ F. Mitchell Walker, Jr.

F. Mitchell Walker, Jr.

Enclosure

bassberry.com

IN THE CHANCERY COURT FOR THE STATE OF TENNESSEE
20TH JUDICIAL DISTRICT AT NASHVILLE

Advanced Advisors on behalf of itself and all	)	No. 12-1172III
others similarly situated,	)
Plaintiff	)
vs.	)	Jury Trial Demanded
)
Lonnie J. Stout II, E. Townes Duncan,	)	CLASS ACTION COMPLAINT
Brenda B. Rector, Joseph N. Steakley, J.	)
Alexander’s Corporation, Fidelity	)
National Financial, Inc., and New Athena	)
Merger Sub, Inc.	)
Defendants.	)

CLASS ACTION COMPLAINT

Plaintiff, by its attorneys, alleges as follows as and for its class action complaint, upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission ("SEC"), press releases issued by the Defendants, and publicly available news sources:

NATURE OF THE ACTION

1. This is a shareholder class action (the "Action") on behalf of Plaintiff and the other public stockholders of J. Alexander's Corporation ("J. Alexander's" or the "Company") common stock, against J. Alexander's, J. Alexander's directors, Fidelity National Financial, Inc. ("Fidelity"), and Fidelity's indirect, wholly-owned subsidiary New Athena Merger Sub, Inc. ("New Athena"). Excluded from the Class are Privet Fund L.P., Privet Fund Management LLC and its members and/or managers Ryan Levenson, Ben Rosenzweig and Todd Diener (collectively the "Privet Entities") and Defendants and their affiliates.

2. The Action challenges Defendants' actions in causing the Company to enter into an agreement (the "Sale Agreement") pursuant to which Fidelity, through its wholly-owned subsidiary New Athena, will purchase all of the issued and outstanding shares of the Company's common stock for $13.00 per share in cash (the "Tender Offer") in a transaction which resulted from a coercive process and which protects and advances the interests of the members of J. Alexander's board of directors (the "Board") at the expense of Plaintiff and J. Alexander's other public shareholders. Specifically, as alleged in greater detail infra, in recent months the Privet Entities (which control approximately 10% of the Company's shares) have embarked on a path which, if successful, would lead to all members of the Company's board being replaced. Desperate to escape the ignominy of being publicly voted out of their positions, the Individual Defendants determined instead to sell the Company and designated the task of doing so to the Company's President, Chief Executive Officer and Chairman, Lonnie J. Stout II. Mr. Stout was further motivated to sell the Company because of the millions of dollars in payments he will receive in connection with a sale of the Company (payments that he would not otherwise receive at this time absent a sale of the Company) and to sell to Fidelity in particular by the potential for future employment by Fidelity. Additionally, as also alleged below, all of the Company's directors have a statutory conflict of interest pursuant to Tenn. Code § 48-18-302(b) because each has an interest in Fidelity as each has a contractual right to indemnification from Fidelity for all acts or omissions occurring prior to the Sale Agreement. These varied conflicts of interest caused the Company's directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that a sale of the Company to Fidelity at this time is in the best interest of J. Alexander's and its public shareholders.

3.           The Action also challenges Defendants' efforts to violate Tennessee law by concealing material information from Plaintiff and the other public shareholders of J. Alexander's in the Recommendation Statement that J. Alexander's' directors caused to be filed with the SEC and mailed to J. Alexander's' shareholders on or about August 6, 2012 in connection with recommending that Plaintiff and the Company's other public shareholders tender their shares pursuant to the Tender Offer (the "Recommendation Statement").

JURISDICTION

4.           This Court has jurisdiction over this action because J. Alexander's is a corporation incorporated and headquartered in Tennessee and because the improper conduct related to Defendants' unlawful efforts occurred in and/or was directed at this State. Additionally, this Court has jurisdiction over each of the Defendants because they conduct business in, reside in, and/or their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, Tennessee.

5.           Venue is proper pursuant to Tenn. Code § 20-4-104 because J. Alexander maintains its principal office in Davidson County, and the Defendants' wrongful acts arose or were substantially directed at this county.

6.           This action challenges the internal affairs or governance of J. Alexander's and hence is not removable to Federal Court under the Class Action fairness Act of 2005 or the Securities Litigation Uniform Standards Act ("SLUSA"), 15 U.S.C. § 78bb(f).

PARTIES

7.            Plaintiff Advanced Advisors is the owner of shares of J. Alexander's' common stock and has continuously owned such shares since on or about October 10, 2007.

8.             Defendant J. Alexander's is a Tennessee corporation headquartered at 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee 37203. J. Alexander's operates 33 J. Alexander's' restaurants in 13 states: Alabama, Arizona, Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Louisiana, Michigan, Ohio, Tennessee and Texas. The Company's common stock trades on the NASDAQ stock exchange under the ticker "JAX." This Court has jurisdiction over J. Alexander's because the Company is incorporated and headquartered in Tennessee. The Company can be served with process at its corporate headquarters through its registered agent and officer, R. Gregory Lewis.

9.             Defendant Lonnie J. Stout II ("Stout") has served as director, President and Chief Executive Officer ("CEO") of the Company since 1986. Since July 1990, Stout has also served as Chairman of the Company. In connection with consummation of the Sale Agreement, Stout is entitled to receive: (i) a cash payment of $1,274,500.00 for his accelerated options; (ii) a cash severance payment of $3,797,156.00, (iii) continued health benefits valued at approximately $37,941.00; (iv) potential employment with the Fidelity following consummation; and (v) a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. Upon information and belief, these benefits are material to Stout. This Court has jurisdiction over Stout because J. Alexander's is incorporated and headquartered in Tennessee and because many of Stout's actions challenged in this Complaint occurred in, or were directed at, this State.

10.             Defendant E. Townes Duncan ("Duncan") has served as a director of the Company since May 1989. In connection with consummation of the Sale Agreement, Duncan will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. Upon information and belief, this indemnification is material to Duncan and the Board insisted upon it as a condition to the Sale Agreement. This Court has jurisdiction over Duncan because J. Alexander's is incorporated and headquartered in Tennessee and because many of Duncan's actions challenged in this Complaint occurred in, or were directed at, this State.

11.            Defendant Brenda B. Rector has served as a director of the Company since May 2004. In connection with consummation of the Sale Agreement, Rector will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. Upon information and belief, this indemnification is material to Rector and the Board insisted upon it as a condition to the Sale Agreement. This Court has jurisdiction over Rector because J. Alexander's is incorporated and headquartered in Tennessee and because many of Rector's actions challenged in this Complaint occurred in, or were directed at, this State.

12.            Defendant Joseph N. Steakley ("Steakley") has served as a director of the Company since May 2004. In connection with consummation of the Sale Agreement, Steakley will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. Upon information and belief, this indemnification is material to Steakley and the Board insisted upon it as a condition to the Sale Agreement. This Court has jurisdiction over Steakley because J. Alexander's is incorporated and headquartered in Tennessee and because many of Steakley's actions challenged in this Complaint occurred in, or were directed at, this State.

13.            Defendant Fidelity is a publicly traded Delaware corporation headquartered at 601 Riverside Avenue, Jacksonville, Florida 32204. Fidelity provides title insurance and escrow and other title-related products and services arising from the real estate closing process. Fidelity also owns a 55% stake in American Blue Ribbon Holdings, an owner and operator of the O'Charley's, Ninety Nine Restaurant, Max & Erma's, Village Inn, Bakers Square and Stoney River Legendary Steaks concepts. This Court has jurisdiction over Fidelity because its actions challenged in this Complaint occurred in, or were directed at, this State.

14.            Defendant New Athena is a Tennessee corporation, and an indirect, wholly-owned, subsidiary of Fidelity, formed for the sole purpose of consummating the Tender Offer and Sale Agreement. This Court has jurisdiction over New Athena because it is a Tennessee corporation and because its actions challenged in this complaint occurred in, or were directed at, this State. Hereinafter, New Athena and Fidelity will collectively be referred to as "Fidelity."

15.             The four individuals listed in paragraphs 9 through 12 are hereinafter collectively known as the "Individual Defendants."

16.             Each Defendant herein is sued individually and/or as an aider and abettor. The Individual Defendants are also sued in their capacity as directors of J. Alexander's. The liability of each Defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

THE INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

17.            Under applicable common law and under Tenn. Code § 48-18-301, the directors of a publicly held company such as J. Alexander's have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing, and are liable to shareholders for breaches thereof. They are required to discharge such duties as directors in good faith and subordinate their own selfish interests to those of the corporation where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

18.            As alleged in detail below, the Individual Defendants have breached, and/or aided other Defendants' breaches of their fiduciary duties to J. Alexander's' public shareholders by acting to cause or facilitate the Tender Offer and Sale Agreement because selling the Company is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants, who arc attempting to sell the Company before they can be publicly removed from their positions as directors of the Company, and who will also receive personal benefits as a result of the Sale Agreement, which they would not otherwise receive at this time. Additionally, as alleged in more detail below, the Individual Defendants allowed Defendant CEO Stout, who is particularly benefitting from the Sale Agreement, to control and direct the sale process.

19.             Because the Individual Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.

20.             Moreover, as alleged in detail infra, the Individual Defendants are interested in the Tender Offer and Sale Agreement, and will not be entitled to any defense under Tenn. Code § 48-18-302, because they will be unable to demonstrate: (a) that the Tender Offer and Sale Agreement were fair to the Company at the time entered into, (b) that the Tender Offer and Sale Agreement were approved by independent directors, or (c) that the Sale Tender Offer and Sale Agreement were approved by vote of a majority of uninterested shareholders (indeed, the Defendants have consciously structured the Sale Agreement as a Tender Offer thereby precluding a shareholder vote on the same).

21.             Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure under state law in that, on or about August 6, 2012, the Individual Defendants caused a Recommendation Statement (the "Recommendation Statement") to be filed with the SEC and mailed to Plaintiff and J. Alexander's' other public shareholders, but concealed therein certain material information which a reasonable shareholder would find material in determining whether to tender their shares. Among other things, the Individual Defendants have failed to disclose material information regarding: (i) the conflicts of interest of the financial advisor they retained to advise J. Alexander's, Cary Street Partners, LLC ("Cary Street Partners"); (ii) the conflicts of interest of the Individual Defendants; and (iii) the purported sale process that the Individual Defendants engaged in prior to entering into the Sale Agreement - all information which courts have repeatedly held ought to be disclosed to shareholders.

CLASS ACTION ALLEGATIONS

22.            Plaintiff brings this action as a class action pursuant to Tenn R. Civ. P. 23.01 and 23.02 on behalf of itself and all other shareholders of the Company (the "Class"). Excluded from the Class are Privet Fund L.P., Privet Fund Management LLC and its members and/or managers Ryan Levenson, Ben Rosenzweig and Todd Diener (collectively the "Privet Entities") and Defendants and their affiliates.

23.            The members of the Class are so numerous that joinder of each member is impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of May 15, 2012, J. Alexander's had more than 5.9 million shares of common stock outstanding.

24.            Plaintiff's claims raise questions of law or fact common to the claims of each member of the Class. The predominant questions of law and fact include, among others, whether:

(a)            the Defendants have and are breaching their fiduciary duties to the detriment of J. Alexander's' shareholders;

(b)            Plaintiff and the Class are entitled to an injunction and other equitable relief; and

(c)            Plaintiff and the Class have been damaged and the extent to which they have sustained damages, and what is the proper measure of those damages.

25.             Plaintiff's claims and defenses are typical of the claims and defenses of each member of the Class.

26.            Plaintiff will fairly and adequately protect the interests of each member of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

27.            A class action is superior to other available methods of adjudication in promoting the convenient administration of justice because the prosecution of separate actions by or against individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class, which would establish incompatible standards of conduct for a party opposing the class. Further, adjudications with respect to individual members of the class would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or would substantially impair or impede their ability to protect their interests. Given the nature of the claims, final equitable or declaratory relief will likely be appropriate with respect to the class. The action will be easily manageable as a class action. Further, in view of the complexity of the issues or the expense of litigation the separate claims of individual class members are insufficient in amount to support separate actions. In addition, it is probable that the amount which may be recovered by individual class members will not be large enough in relation to the expense and effort of administering the action to justify an individual action. Members of the class do not have a significant interest in controlling the prosecution or defense of separate actions.

SUBSTANTIVE ALLEGATIONS

A.	J. Alexander's Is A Strong Company With The Potential For Greater Future Growth.

28.           As the Company's 2011 financial results demonstrate, J. Alexander's is a strong company with great potential for future growth. For example, in a press release dated November 1, 2011 (the "November Press Release"), J. Alexander's' Chairman, President and CEO, Defendant Stout, commented as follows regarding the Company's results for the third quarter of fiscal 2011: "We posted another excellent period of growth in net sales, our eighth consecutive quarter of same store sales gains." (emphasis added).

29.           Furthermore, the Company's press releases demonstrate that J. Alexander's has continued to perform extremely well in 2012. In fact, the Company recently broke its own records for profitability. In this regard, in a press release dated May 2, 2012 (the "May Press Release"), Defendant Stout stated the following concerning the first quarter of fiscal 2012:

We are extremely pleased with our overall performance. Net income was the highest of any first quarter since the creation of the J. Alexander's concept in 1991. We continued the positive sales momentum from last year and achieved our tenth consecutive quarter of same store sales gains.

(emphasis added).

30.           As evidenced by the following excerpt from a Company press release dated August 6, 2012, the Company's success continued during the second quarter of fiscal 2012.

Commenting on the second quarter of fiscal 2012, Lonnie J. Stout II, Chairman, President and CEO, said, "We are pleased to report another excellent period of solid gains in sales and net income. Once again, we achieved higher same store sales, which marked our eleventh consecutive quarter of increases. We continue to be encouraged by recent same store sales trends which we believe are due to improved economic conditions and consumer spending patterns, as well as our sustained focus on operational execution."

(emphasis added).

B.	The Privet Entities, Which Hold Approximately 10% of the Company's Outstanding Stocks, Loudly and Publicly Made Their Dissatisfaction With the Individual Defendants Known

31.            Since acquiring a large percentage of the Company's stock in the past year, the Privet Entities have been very vocal in their criticism of J. Alexander's' management and Board. Indeed, earlier in 2012 after the Board rejected overtures by the Privet Entities to make significant corporate governance changes, the Privet Entities even went so far as to seek to replace J. Alexander's' entire slate of directors with its own selection. In addition, the Privet Entities have also publicly undermined the Individual Defendants' directorial positions by publicly disclosing that the Individual Defendants had violated the securities laws by materially understating the total compensation of the Company's President, CEO and Chairman, Mr. Stout, in the Company's Form 10-K, filed with the SEC on April 30, 2012, which listed his total compensation as $771,792 instead of his actual compensation of $1,021,542.

32.            In a further attempt to replace the Board, the Privet Entities subsequently filed suit in this Court, seeking an order compelling the Company to hold its annual meeting of shareholders, which lawsuit was subsequently dismissed on the condition that Defendants actually do hold the shareholder vote on or before October 31, 2012.

33.            Recognizing the threat posed by the Privet Entities, the Board caused J. Alexander's to revise its shareholder rights plan to kick in after an investor acquires 15 percent or more of the company.

C.	The Individual Defendants Caused J. Alexander's to Agree to Be Sold to Fidelity Pursuant to a Coercive Process and for Insufficient Consideration.

34.           On June 25, 2012, the Individual Defendants caused the Company to issue a press release announcing that, on June 22, 2012, it had entered into an agreement to be acquired by Fidelity. This agreement was subsequently superseded by the amended Sale Agreement to be acquired by Fidelity, dated July 30, 2012. Pursuant to the amended Sale Agreement, the acquisition of the Company will be completed through a cash tender offer for all outstanding shares of the Company's common stock at a price of $13.00 per share, followed by a merger in which each share of common stock not acquired in the Tender Offer will be converted into the right to receive $13.00 per share in cash, without interest. The Tender Offer is scheduled to expire on September 5, 2012, and, pursuant to the Sale Agreement, may not be extended beyond November 30, 2012.

35.            The Sale Agreement was procured through an inadequate and coercive process, controlled by Defendant Stout who, absent the sale of the Company, would likely be replaced not only as a director, but as Chairman, President and CEO of the Company, if the Privet Entities were to succeed in electing their director nominees at an approaching court ordered October 31, 2012 annual shareholder meeting, and who is entitled to receive lucrative cash payments and other incentives that he would not otherwise receive at this time absent a sale of the Company.

36.            Stout's control over the process is evident from the Recommendation Statement, as is the fact that he consistently sought to steer the sale of the Company to a private equity fund (which was more likely to ask him to stay on in a managerial capacity, In re Netsmart Teehs., Inc. S'holders Litig., 924 A.2d 171, 198 (Del. Ch. 2007) ("Rightly or wrongly, strategic buyers might sense that CEOs are more interested in doing private equity deals that leave them as CEOs than strategic deals that may, and in this case, certainly, would not ... With this impression, a strategic buyer seeking to top Insight might consider this factor in deciding whether to bother with an overture.")), and only agreed to allow the Company to be sold to Fidelity after both: (a) numerous private conversations with senior executives of Fidelity (at which it can be inferred that his future employment with Fidelity was discussed); and (b) Fidelity had explicitly asked that Stout's employment agreement be amended to provide that if he continued on at Fidelity in a similar position he would not be deemed constructively terminated by J. Alexander's - thus signaling to Stout Fidelity's intention to ask him to continue on.

37.            Thus, the sales process began in September 2011, when Mr. Stout determined that (apparently without Board approval) it would be advisable to consult a financial advisor concerning a possible sale of the company. Mr. Stout thereafter contacted Kip Caffey of Cary Street Partners, an investment bank with whom Mr. Stout had worked previously and hence was confident he could control as it rendered advice to him. Mr. Caffey promptly suggested that a private equity firm described in the Recommendation Statement as Party A (as earlier alleged private equity firms are more likely to keep senior management on following an acquisition) be contacted, and Mr. Stout requested (this time following consultations with the board) that he do so.

38.            Mr. Stout also, on his own initiative, proposed to contact a second private equity firm, described as Party B. Mr. Stout thereafter met separately in a confidential basis with representatives of Party A and Party B - again, both of which were private equity firms likely to ask him to continue on. Mr. Stout thereafter informed the board of these discussions on October 24, 2011.

39.            On November 4, 2011, Party A informed the Company that it was not interested in pursuing further discussions regarding the acquisition of J. Alexander's.

40.            Based on the advice of his advisors at Cary Street Partners and his outside counsel, Mr. Stout determined that it would be prudent to pursue confidential contacts with other potential buyers. However, Mr. Stout was naturally concerned with his future employment and determined to contact only private equity firms, as opposed to strategic buyers that would already have their own management teams in place and probably would not need his services. Thus, in late November and early December 2011, at the request of Mr. Stout and others, Cary Street Partners contacted six additional private equity firms (but no strategic buyers) to determine their potential interest in acquiring J. Alexander's.

41.            By January 2012, the Company was providing information to multiple private equity firms who had expressed an interest in acquiring the Company. Thereafter, in late January and continuing through February 2012, Cary Street Partners contacted additional private equity firms and (for the first time) certain strategic parties to explore their interest in acquiring J. Alexander's. As part of this process, on February 21, 2012 Cary Street Partners for the first time contacted potential strategic buyer Fidelity.

42.            During these discussions it does not appear that any of the other potential strategic buyers met personally with Mr. Stout. However, several meeting were held with Mr. Stout by senior members of Fidelity management at which these senior Fidelity managers had an opportunity to share their visions of Mr. Stout's potential role at Fidelity were J. Alexander's ultimately acquired by Fidelity. These included meetings with Fidelity on March 21, 2012, April 3, 2012, April 6, 2012, and April 26, 2012.

43.            By April 18, 2012, J. Alexander's had received several nonbinding expressions of interest in acquiring J. Alexander's as follows: Party C, $11.25 per share in cash; Party D, $10.00 per share in cash, and Fidelity, $12.00 per share in cash for 50.1% of the Company plus a special dividend of $3.00 per share for the remaining 49.9% shares of the Company converted into stock for a minority interest in a Fidelity controlled entity. At that point, the Company decided to enter in an exclusivity agreement with Fidelity providing that the Company would negotiate exclusively with Fidelity for thirty days. On information and belief, Fidelity requested such an agreement because it knew that it was going to expend substantial resources and money on due diligence and making a formal offer for J. Alexander's, and did not want to do so unless it were assured that it was management's favored bidder and had the "inside track" to any deal.

44.             Extensive discussions with Fidelity ensued, but by May 18, 2012, there was still no final sale agreement with Fidelity, and the exclusivity period had expired. Upon information and belief, one reason for the failure to reach an agreement with Fidelity was Mr. Stout's concern that Fidelity may not have had a role for him post sale closing. Nonetheless, discussions with Fidelity and others continued.

45.             By June 14, 2012, Fidelity finally got the message that, in order to get a sale agreement done, it needed to give Mr. Stout some additional assurances about his role in the Company post-sale. On that date, Fidelity requested that Mr. Stout and others agree to amend their salary continuation agreements, apparently to provide assurances to Mr. Stout that he would not be constructively terminated if he continued on at Fidelity, thus providing a not so subtle hint to Mr. Stout that he would have a continuing role.

46.             Following further negotiations and receipt of a fairness opinion from Cary Street Partners that the price was fair, Defendants executed a Sale Agreement for Fidelity to purchase J. Alexander's in a tender offer for 50.1% of the outstanding common stock of J. Alexander for $12.00 per share in cash and to pay a dividend of $3.00 per share to holders of the remaining 49.9% holders, whose shares were being converted into a minority interest in a newly formed, Fidelity controlled public company. Concurrently, Mr. Stout and others executed the revisions to their salary continuation and employment agreements requested by Fidelity.

47.             As has become customary, the Sale Agreement contained a provision allowing J. Alexander to shop itself to other potential buyers for 30 days, and to terminate the agreement with Fidelity in the event of superior transaction, but only upon paying a termination fee of $2.16 million. Fidelity was willing to agree to this because it knew that any potential higher bidder would have to invest substantial time and monies on legal and financial advisors and due diligence in order to make a superior offer, and further knew that it had itself been unwilling to expend such time and monies without the assurance, which had come with the Exclusivity Agreement, that it was management's favored bidder. Further, Mr. Stout was so eager to sell to Fidelity that he caused the Company to fail to announce entry into the Sale Agreement until June 25, 2012. Thus, by time the go-shop was publicly announced, 10% of the allotted time for potential bidders to come forward with a superior bid for J. Alexander's had already passed. Further, as a result of various holidays and weekends, the actual go-shop period was only 18 full business days over the height of the summer vacation season - an obviously inadequate amount of time for a third party to conduct due diligence and make a fully informed competing proposal to buy the Company.

48.            Much to everyone's surprise, however, during the go-shop the Company received several offers which were superior to Fidelity's, including an offer for $12.60 per share in cash from a party identified as Party G and $13.00 from a party identified as Party F. Thereafter, Fidelity increased its offer to $13.00 per share in cash for each outstanding share of the Company. Notwithstanding that it had provided a fairness opinion that the $12.00 per share offer from Fidelity was fair, Cary Street Partners requested an additional fee for delivery of an updated fairness opinion that a higher price was fair and an increased fee upon closing of the sale of the Company.

49.            Although the go-process did ultimately result in Fidelity raising its offer to purchase the company from $12.00 to $13.00 (a price Cary Street Partners opined was also fair in return for its increased fee), the consideration agreed to in the Sale Agreement continues to undervalue J. Alexander's' potential for growth. Not only does the sale price fail to reflect the Company's continued success and potential for future growth, but it also fails to take into account the Company's substantial real estate holdings, which include 15 owned lots and 27 owned buildings. Further, as a commentator at the Restaurant Finance Monitor has noted, "J. Alexander's should probably be viewed as a growth chain [because] ... its unit volumes average nearly $4.8 million, and many of its locations make far more than that" ... [and because] ... "it is a highly regarded concept with good growth potential at a time when growth stories are fetching high prices on the open market, as noted by the $585 million Darden agreed to pay for Yard House and the strong showing of Texas-based Chuy's during its IPO." Indeed, further signaling the inadequacy of the price, at the commencement of the Tender Offer, there remained an outstanding offer of $14.00 for the Company, which offer the Company has indicated that it is evaluating. However, given the impending close of the Tender Offer on September 5, 2012, and the apparent preference for Fidelity exhibited by the Individual Defendants because of the personal benefits they will receive from a sale of the Company to Fidelity, it appears likely that the sale of the Company will be effected at the $13.00 per share price to Fidelity.

50.            Further, notwithstanding the inadequate sale process in which they have engaged, in order to coerce Plaintiff and J. Alexander's' other public shareholders to tender their shares pursuant to the Tender Offer, the Defendants have agreed to the following deal protective devices which effectively ensure the sale of the Company to Fidelity, and also deter other buyers from offering a superior price for the Company:

●
A "Top-Up Option" which permits Fidelity to purchase at a price per share equal to the price payable pursuant to the Sale Agreement that number of additional shares sufficient to cause Fidelity to own one share more than 90% of the total outstanding shares of the Company, thus enabling Fidelity to effect a short-form merger without a shareholder vote or any further action by the stockholders of J. Alexander's.

●	The Sale Agreement requires J. Alexander's to pay a Termination Fee of $2,159,725 if J. Alexander's terminates the Sale Agreement to, inter alia, enter into an agreement at a superior proposal.
●	A No Solicitation Clause which severely restricts the Company's ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.
●
A Continuing Directors Provision which provides that prior to consummation of the Sale Agreement, the Company's board of directors shall always have at least three members of the Company's board of directors who were members of the Company's hoard of directors as of the effective date of the amended Sale Agreement.

C.	All Of J. Alexander's's Directors Will Receive Personal Benefits That They Would Not
Otherwise Receive At this Time Absent The Sale Agreement

51.           The members of J. Alexander's' Board have interests in the Sale Agreement and Tender Offer that are different from or in addition to the interests of the Company's stockholders, inter alia, as set forth below:

(a)   Payments to Defendant Stout. In connection with consummation of the Sale Agreement, Defendant Stout will be entitled to receive a cash payment of $1,274,500.00 for his accelerated options of Company common stock. Additionally, under certain circumstances, Stout will be entitled to receive a cash severance payment of $3,797,156.00 and continued health benefits valued at approximately $37,941.00. Further, upon information and belief, Stout will be retained by the surviving company in either his current position or in a management position at the Operating Company (as defined in the Sale Agreement) in its main corporate office or upscale division office in Nashville Tennessee, in a position with similar duties and responsibilities and substantially similar salary and benefits or their equivalent value as his salary and benefits prior to consummation of the Sale Agreement.

(b)   Indemnification. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the "Effective Time") for six years after the Effective Time - thereby insulating them from all liability arising from the Sale Agreement and Tender Offer.

D.            The Materially Misleading And/Or Incomplete Recommendation Statement

52.           In addition, the Individual Defendants are breaching their fiduciary duty of full disclosure in connection with the Sale Agreement. In this regard, on or about August 6, 2012, the Individual Defendants caused J. Alexander's to file a Recommendation Statement with the SEC, and mail the same to J. Alexander's public shareholders, in connection with recommending that shareholders vote for approval of the proposal to adopt the merger agreement. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:

(i)
According to the Recommendation Statement, the provision permitting termination of employee for "good reason" included in the Employment Agreements between the Company and Messrs. Stout and Moore, and in the Severance Benefits Agreement between the Company and Mr. Stout, will be revised to exclude from the definition of "good reason" reassignment of the executive office to a position at the Operating Company in its main corporate office or upscale division office in Nashville, Tennessee with similar duties and responsibilities and substantially similar salary and benefits or their equivalent value as the executive's salary and benefits prior to the sale of the Company to Fidelity. The Recommendation Statement is deficient because it fails to disclose (a) the rationale for revising the definition of "good reason," and (b) to the extent that Mr. Stout is expecting to be reassigned in connection with the Company's acquisition by Fidelity, information regarding that reassignment, including the post to which Mr. Stout is expecting to be assigned, the compensation and benefits payable therefrom and when the negotiations leading to such reassignment first began.

Information regarding the conflicts of interest of the Company's directors is material and must be disclosed.

(ii)
According to the Company's public filings, the Sale Agreement requires that prior to the Effective Time (as defined in the Sale Agreement) the Company's board of directors shall always have at least three members of the Company's board of directors who were members of the Company's board of directors as of the effective date of the Restated Merger Agreement ("Continuing Directors"). The Recommendation Statement is deficient because it fails to (a) identify the Continuing Directors, and (b) indicate the criteria used to select the Continuing Directors.

Information regarding the conflicts of interest of the Company's directors is material and must be disclosed.

(iii)
According to the Recommendation Statement, in the ordinary course of its business, Cary Street Partners and its affiliates may actively trade or hold the securities of Fidelity, or its respective affiliates for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. The Recommendation Statement is deficient because it fails to disclose the value of the securities and/or positions held by Cary Street in Fidelity.

Information regarding the conflicts of interest of the Company's financial advisor is material and must be disclosed.

(iv)
According to the Recommendation Statement, during the go-shop period, Cary Street Partners contacted fifty-nine (59) additional parties consisting of sixteen (16) strategic and forty-three (43) financial parties. The Recommendation Statement is deficient because it fails to disclose the criteria used to select the 59 additional parties.

This information is material to J. Alexander's' public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of J. Alexander's' public shareholders and to put the interests of these shareholders before their own.

(v)
According to the Recommendation Statement, on February 21, 2012, representatives of Cary Street Partners, at the request of senior management of the Company, contacted representatives of Fidelity to explore Fidelity's interest in pursuing a transaction with the Company. The Recommendation Statement is deficient because it fails to disclose the criteria used to select Fidelity as a potential buyer of the Company.

This information is material to J. Alexander's' public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of J. Alexander's' public shareholders and to put the interests of these shareholders before their own.

(vi)
According to the Recommendation Statement, on March 7, 2012, the Company received an unsolicited letter from a private equity firm, Party E, expressing interest in a potential transaction and indicating a range of values for the Company that implied a price of $7.26 to $7.57 per share. On March 9, 2012, the Company received a nonbinding indication of interest from Party C to acquire the Company at a price of $9.10 per share in cash. On March 12, 2012, the Company received a nonbinding indication of interest from Party B to acquire the Company at a price of $7.50 per share in cash. On March 14, 2012, the Board held a meeting, which included representatives of Cary Street Partners and Bass, Berry. The Board discussed the indications of interest received to date and determined that Cary Street Partners should contact the parties that had submitted indications of interest to indicate that the Board deemed the offers inadequate based on the Board's assessment of the value of the Company's Common Stock. Thereafter, Cary Street Partners contacted both such parties, as well as the unsolicited party to communicate that the Board believed that the respective offers did not represent an acceptable valuation for the Company. Cary Street Partners asked each party to improve its proposal. The Recommendation Statement is deficient because it fails to disclose (a) the Board's assessment of the value of the Company's Common Stock and (b) the guidelines on pricing, if any, given to potential buyers on how to improve their proposals.

This information is material to J. Alexander's' public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of J. Alexander's' public shareholders and to put the interests of these shareholders before their own.

(vii)
According to the Recommendation Statement, on April 10, 2012, at the request of the senior management team of the Company and the Board, Cary Street Partners communicated to each of the three parties that had submitted favorable indications of interest (i.e., Party C, Party D and  Fidelity) that the Board did not deem the prices indicated to be sufficient, but that if indications of interest were submitted with improved price terms, then the Company would consider entering into negotiations regarding a specific transaction. The Recommendation Statement is deficient because it fails to disclose the guidelines on pricing, if any, given to Party C, Party D and Fidelity on how to improve their proposals.

This information is material to J. Alexander's' public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of J. Alexander's' public shareholders and to put the interests of these shareholders before their own.

(viii)
According to the Recommendation Statement, on April 16, 2012, Mr. Stout met in Jacksonville, Florida with Mr. William Foley II, the Executive Chairman of the Board for Fidelity, Mr. Bickett and other executives of Fidelity. The Recommendation Statement is deficient because it fails to disclose the purpose of, and what was discussed at, this meeting.

This information is material to J. Alexander's' public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of J. Alexander's' public shareholders and to put the interests of these shareholders before their own.

(ix)
According to the Recommendation Statement, the Company is currently evaluating an unsolicited proposal from a bidder identified as Party G to purchase the Company pursuant to an all-cash tender offer at $14.00 per share and has sought clarifications from Party G as to the teams and conditions of the proposed financing for the transaction and Party G's ability to satisfy those terms and conditions as well as the solvency of the post-transaction combined entity. Information regarding the evaluation of Party G's offer as well as communications and negotiations concerning the same should be disclosed.

This information is material to J. Alexander's' public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of J. Alexander's' public shareholders and to put the interests of these shareholders before their own.

(x)
According to the Recommendation Statement, as part of its due diligence, Fidelity raised questions regarding the Company's post-closing obligations under the salary continuation agreements and employment agreements of certain Company executives with the Company. On June 14, 2012, Mr. Bickett indicated to Mr. Stout that Fidelity had continuing questions concerning those agreements, and would request that those executives waive their rights to certain benefits under those agreements. The Recommendation Statement is deficient because it fails to disclose (a) what those questions raised by Fidelity were and (b) the benefits Fidelity proposed to request executives waive as indicated by Mr. Bickett to Mr. Stout on June 14, 2012.

(xi)
According to the Recommendation Statement, on June 15, 2012, Weil and Bass, Berry continued to negotiate the terms of the Sale Agreement and the ancillary agreements. Mr. Bickett contacted Mr. Stout and stated that Fidelity would not be inclined to enter into a definitive agreement with the Company unless Mr. Stout and certain other Company executives relinquished certain rights under their salary continuation agreements and employment agreements with the Company. The Recommendation Statement is deficient because it fails to disclose the certain rights under the executives' salary continuation agreements and employment agreements with the Company that Fidelity wished executives to relinquish as indicated on June 15, 2012.

This information is material to J. Alexander's' public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of J. Alexander's' public shareholders and to put the interests of these shareholders before their own.

(xii)
According to the Recommendation Statement, on June 18, 2012, Mr. Stout and Mr. Bickett further discussed Fidelity's requested amendments to the Company executives' salary continuation agreements and employment agreements. The Recommendation Statement is deficient because it fails to disclose Fidelity's requested amendments to the Company executives' salary continuation agreements and employment agreements discussed on June 18, 2012.

This information is material to J. Alexander's' public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of J. Alexander's' public shareholders and to put the interests of these shareholders before their own.

FIRST CAUSE OF ACTION

CLASS CLAIM FOR BREACH OF FIDUCIARY DUTIES OF GOOD FAITH, LOYALTY,
FAIR DEALING, AND DUE CARE

(Against the Individual Defendants)

53.            Plaintiff repeats and. realleges all previous allegations as if set forth in fiill herein.

54.            By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties.

55.            As a result, Plaintiff and the Class have been and will be damaged.

SECOND CAUSE OF ACTION

CLASS CLAIM FOR FAILURE TO DISCLOSE

(Against the Individual Defendants and J. Alexander's)

56.            Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

57.           Under applicable law, the Individual Defendants have a fiduciary obligation to disclose all material facts in the Recommendation Statement in order that J. Alexander's' shareholders make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, Individual Defendants have breached their fiduciary duty by making materially inadequate disclosures and material omissions in the Recommendation Statement.

58.           As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.

THIRD CAUSE OF ACTION

CLASS CLAIM FOR AIDING AND ABETTING THE BREACHES OF FIDUCIARY
DUTIES OF GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE

(Against Fidelity)

59.              Plaintiff repeats all previous allegations as if set forth in full herein.

60.             The Individual Defendants owed plaintiff and J. Alexander's' other shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. Fidelity has aided and abetted the Individual Defendants in these breaches of their fiduciary duties to J. Alexander's' shareholders by, among other things, (a) agreeing that prior to the Effective Time the Company's board of directors shall always have at least three members of the Company's board of directors who were members of the Company's board of directors as of the effective date of the Restated Sale Agreement, (b) requiring the Company to grant it the "Top-Up Option", (c) obligating the Company to pay a $2.16 million termination fee in the event it enters into a superior transaction to be acquired, (d) restricting the Company's ability to solicit proposals from, provide information to, and engage in discussions with, any third-parties, (e) restricting the Company's ability to accept a superior offer, (f) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein and (g) incentivizing Stout to favor a sale to Fidelity by signaling their expectation to hire him. These concessions insisted upon by Fidelity effectively precluded the ability of any other potential buyer to make a superior offer for the Company. Further, the proposed sale of J. Alexander's to Fidelity could not take place without the knowing participation of Fidelity.

61.                      As a result, Plaintiff and the Class have been and will be damaged.

PRAYER

WHEREFORE, Plaintiff demands judgment as follows:

1.                      determining that this action is a proper class action and that plaintiff is a proper class representative;

2.                      declaring that defendants have breached their fiduciary duties to plaintiff and the Class and/or aided and abetted such breaches;

3.                      declaring that defendants have breached their duty of full and fair disclosure to plaintiff and the Class;

4.                      issuing a preliminary and permanent injunction until the disclosure deficiencies described herein are remedied.

5.                      awarding Plaintiff and the Class compensatory damages as allowed by law;

6.                      awarding interest, attorneys' fees, expert fees, and other expenses and costs in an amount to be determined, to the extent allowable; and

7.                      granting such other relief as the Court may find just and proper.

TRIAL BY JURY

Plaintiff demands a trial by jury of all issues so triable.

BRAMLETT LAW OFFICES
By:

PAUL KENT BRAMLETT #7387
ROBERT PRESTON BRAMLETT #25895
2400 Crestmoor Road
P. O. Box 150734
Nashville, TN 37215
Telephone: (615) 248-2828
Facsimile: (866) 816-4116
Email: pknashlaw@aol.com
Robert@BramlettLawOffices.com

COUNSEL FOR PLAINTIFF

Of Counsel
THE BRUALDI LAW FIRM, P.C.
Richard B. Brualdi
29 Broadway, Suite 240
New York, NY 10006
Telephone: (212) 952-0602
Facsimile: (212) 952-0608
Email: rbrualdi@brualdilawfirm.com

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